Exhibit 99.7

EXECUTION VERSION

[FIRST INTERSTATE LETTERHEAD]

James R. Scott

By E-mail: jim.scott@fibk.com

April 2, 2024

Re:	First Interstate Board of Directors

Dear Jim:

Further to our discussions relating to your continued service on the Board of Directors (the “Board”) of First Interstate Bancsystem, Inc. (the “Company”), this letter agreement sets forth the terms and conditions relating to that continued service on the Board.

As you know, following the Company’s 2023 Annual Shareholder Meeting, the Company’s Corporate Governance Guidelines (the “Guidelines”) were amended to require that any member of the Board (each, a “Director”) who reaches the age of 72 resign from the Board effective as of the following Annual Shareholder Meeting unless the Board approves that the Director remain on the Board following the Director’s 72nd birthday. The Board has determined that it is in the best interests of the Company that you continue as a member of the Board for one more year (through to the Company’s 2025 Annual Shareholder Meeting (the “2025 Meeting”)), despite already being over age 72. In exchange for your agreement to the terms of this letter agreement, the Board will nominate you for re-election at the upcoming 2024 Annual Shareholder Meeting and will recommend to the Company’s shareholders that they vote in favor of your continued service. The Board has further determined that during this final year of service on the Board, you will be a member of the Compensation and Human Capital Committee (the “Compensation Committee”).

In recognition of these accommodations, you acknowledge and agree that, notwithstanding any minimum term provided in the Company’s Certificate of Incorporation, Bylaws, and Guidelines, the extension of your service on the Board is contingent on your agreement to resign from the Board effective as of the date of the 2025 Meeting. Accordingly, subject to your election as a member of the Board at the 2024 Annual Shareholder Meeting, you acknowledge and agree that you shall resign, and hereby tender your resignation, from your position as a member of the Board, effective as of the date of the 2025 Meeting without further action on your part (with this letter serving as your notice of resignation) and you will not seek nomination after 2025 to serve any additional term as a Director.

During your remaining year on the Board, you will continue to receive a retainer (and any related equity grant) on substantially the same terms as you received in the prior year (adjusted for any changes to the Company’s compensation practices or policies for non-employee members of the Board and any additional compensation that you are eligible to receive relating to your service on the Compensation Committee).

The Board’s approval of your continued service on the Board following the retirement age provided in the Guidelines is contingent upon your execution and delivery of this letter agreement and your continued compliance with the terms set forth herein. This letter agreement may be executed in original, electronic, PDF, or facsimile counterparts each of which will be deemed to be an original and all of which, taken together, shall constitute one and the same instrument. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws rules of such jurisdiction.

We look forward to having you continue on our Board and continuing our working relationship.

[Signature page follows]

2

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ David L. Jahnke
Name:	David L. Jahnke
Title:	Chair of the Board of Directors

Acknowledged and Agreed:

/s/ James R. Scott
James R. Scott

[Signature Page to Letter Agreement]

3